Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

October 28, 2016

The following is a transcript of a conference call hosted by Lions Gate Entertainment Corp. on November 3, 2016.

03-Nov-2016

Lions Gate Entertainment Corp. (LGF)

Q2 2017 Earnings Call

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

CORPORATE PARTICIPANTS

James M. Marsh	Kevin Beggs
Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	Chairman, Television Group, Lions Gate Entertainment Corp.

Jon Feltheimer	Michael Burns
Chief Executive Officer, Lions Gate Entertainment Corp.	Vice Chairman, Lions Gate Entertainment Corp.

James W. Barge	Erik Feig
Chief Financial Officer, Lions Gate Entertainment Corp.	Co-President, Motion Picture Group, Lions Gate Entertainment Corp.

OTHER PARTICIPANTS

Ryan Fiftal	David W. Miller
Analyst, Morgan Stanley & Co. LLC	Analyst, Loop Capital

Stan X. Meyers	Alan Gould
Analyst, Piper Jaffray & Co.	Analyst, Brean Capital LLC

John Janedis	Barton Crockett
Analyst, Jefferies LLC	Analyst, FBR Capital Markets & Co.

David Joyce	Steven Cahall
Analyst, Evercore Group LLC	Analyst, RBC Capital Markets LLC

Amy Yong	Matthew J. Harrigan
Analyst, Macquarie Capital (USA), Inc.	Analyst, Wunderlich Securities, Inc.

Benjamin Mogil	James Charles Goss
Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, Barrington Research Associates, Inc.

Alexia S. Quadrani
Analyst, JPMorgan Securities LLC

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by and welcome to the Lions Gate Fiscal 2017 Second Quarter Earnings Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions] Also as a reminder, today's teleconference is being recorded.

And at this time, I'll turn the conference over to your host, SVP of Investor Relations, Mr. James Marsh. Please go ahead, sir.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.

Thanks Tony and good afternoon. Thank you for joining us today for our fiscal 2017 second quarter conference call. We'll begin the call with remarks from our CEO Jon Feltheimer; followed by Jimmy Barge, our CFO. After their remarks, we'll open your call to questions.

Also joining us on the call today are Vice Chairman, Michael Burns; Co COO and President of Motion Picture Group, Steve Beeks; Co-President of our Motion Picture Group, Erik Feig; Chairman of our Lions Gate Television Group, Kevin Beggs; Co-COO, Brian Goldsmith; and Chief Accounting Officer, Rick Prell.

The matters discussed on this call today include forward-looking statements, including those regarding the performance of our future fiscal years. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements, as a result of variety of factors, including the risk factors set forth in Lionsgate's 10-K (sic) [10-Q] filed with the SEC on August 4th. The company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may need to be reflected in any future events or circumstances.

With that, I'll turn it over to Jon. Jon?

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.

Thank you, James. Thank you all for joining us this afternoon. I'd like to begin by noting that we expect this to be the last quarter that we report standalone numbers for Lionsgate. We anticipate that next quarter, we'll report combined numbers from Lionsgate and Starz for the first time.

Numbers that we believe will begin to reflect the scope of our vertically integrated content platform, our strong free cash flow generation, and a more diversified income stream, with more than 70% of our contribution expected to come from our stable network and television businesses.

Obviously, we're not the only ones thinking about the relationship between content and distribution in today's ecosystem. The AT&T-Time Warner deal is the latest example of a great brand-driven content company combining with a distribution platform that has incredible reach in order to create more value.

The AT&T-Time Warner, Comcast-DreamWorks and Lionsgate-Starz deals all illustrate the value of great content and its potential to differentiate platforms looking to engage the consumer. During the quarter, we made great

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

progress in planning the integration of our two companies, so that we'll be ready to hit the ground running on day one.

On the operational front, we've already finalized the Lionsgate and Starz senior executive reporting relationships that will take effect at the close, and have communicated them to both sets of employees.

As part of our commitment to maximize the integration of our companies, we expect to co-locate Starz and the Lionsgate offices, and have begun exclusive negotiations for 60,000 square feet of office space, next door to our Santa Monica headquarters.

We've announced plans for integrating Starz distribution operations into our own, creating a world-class packaged media, digital and television distribution business under Jim Packer and Ron Schwartz, with a number of key executives coming from the Starz Anchor Bay operations.

To create even greater efficiencies and strength in our direct interface with the consumer, we're also exploring the migration of the technology backbone for our streaming services to the Starz over-the-top platform, beginning with our new Spanish language premium movie service.

In that regard, I'm very pleased to announce this afternoon that Hemisphere Media, which operates seven top U.S. and Latin American Hispanic pay television networks and the number one broadcast network in Puerto Rico has just joined Lionsgate in our service. They will be contributing a library of several hundred movie titles, increasing the content offering of what we believe will be the premium Spanish language streaming music service in the U.S.

Turning back to the Starz integration, I'd like to note that we're on track to achieve over $50 million in anticipated cost synergies, which doesn't include benefits from tax efficiencies and revenue enhancements.

In addition, Michael, Jimmy, and Jeff Hirsch, the COO of Starz just completed a roadshow for our debt financing, which we closed with significantly better pricing than was anticipated in our S-4 filing. Jimmy will give you the details on the annual lift to our numbers during his comments.

Starz performance during their latest quarter reflects their growing momentum and reaffirms our belief that we are bringing our two companies together at exactly the right time. The Starz network continued to achieve steady subscriber growth, up 1.2 million year-over-year and 300,000 in the latest quarter. The Starz over-the-top offerings also continue to build their subscriber base, reaching nearly 1 million subscribers in 10 months across an increasingly diverse array of platforms, including the rollout last quarter on Xbox One.

This growth has been complemented by unprecedented demand for the network's original programming associated with the launch of their Sunday night block, including a record breaking third season for Power, the second most watched premium paid television series in 2016, behind only Game of Thrones.

Upcoming Starz series include the eagerly anticipated adaptation of Neil Gaiman's contemporary fantasy novel, American Gods, starring Gillian Anderson and Ian McShane, The White Princess sequel to the Emmy and Golden Globe nominated, The White Queen miniseries and the return of the Starz/BBC Golden Globe nominated family thriller "The Missing."

Starz is increasingly becoming a must-have network, and we look forward to collaborating with them to create platform defining hit series that will take them to that next level of performance. When you consider the value that

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

Mad Men and Walking Dead have created for AMC; Game of Thrones for HBO; and the Americans for FX, you can see the importance of bringing our creative teams together to develop a fully-owned premium quality hit series for Starz.

Turning to our film business, we continue to operate in an environment in which three or four wide releases are opening each weekend. Streaming platforms continue to bid aggressively for talent, and competition from other sources of entertainment continues to increase.

While the quarter included two films that we hoped would do better, we're very pleased with the breakout performance of Tyler Perry's A Madea Halloween, which has been number one at the box office for two weeks in a row. Not only does it continue to build our leadership with one of our core demos, but its crossover performance reflects the strong and still growing appeal of the Tyler brand, and I'm pleased to note that we have two more Tyler films on the way, including another Madea picture.

We enter award season with a deep slate of contenders including Hacksaw Ridge, opening this weekend, La La Land, which has earned rave reviews on the festival circuit and Patriots Day and Hell or High Water from our partnership with CBS Films.

Patriots Day, the dramatic thriller about the five-day manhunt for the Boston Marathon bombers, opens in limited release for the holidays, goes wide in January and just earned the coveted closing night slot at the AFI film festival. Hell or High Water has become the top indie hit of the year.

In February, we launched the second film in our John Wick action franchise along with the John Wick virtual reality mobile game, which generated a great response from fans at New York Comic Con last month.

In March, we will release The Shack, based on the runaway faith-based global best seller and featuring an A-list cast of Sam Worthington, Octavia Spencer and Tim McGraw.

We end the fiscal year with Saban's Power Rangers, bringing one of the most popular brands in the world to the big screen. The first teaser trailer that we released generated over 100 million Internet views ranking near the top of our Superhero comps.

Taking a look ahead, our lineup for fiscal 2018 and beyond runs the gamut from best-selling book adaptation, Wonder and The Glass Castle to franchise opportunities such as Chaos Walking and Robin Hood.

The star driven event film, Line of Fire and follow-ups to proved winners including Soldado, the sequel to Sicario. Eugenio Derbez's next film for Pantelion, How to be a Latin Lover, the next two Tyler Perry films and the return of Jigsaw.

Our slate is also rich in product from our partners, including the thrillers American Assassin from CBS and The Commuter from StudioCanal along with our first film from Hasbro, My Little Pony, as we continue to expand our relationship with the owner of one of the world's greatest portfolios of intellectual property, including Monopoly, which we have in fast track development.

Turning to television, our efforts to build a high end premium unscripted business continue to gain momentum, as we announced the massive property, Candy Crush in partnership with CBS, Activision and King based on one of the world's most successful mobile gaming franchises, Candy Crush becomes our second major network reality series alongside Kicking & Screaming, which debuts on FOX in the spring.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

We retained all international format and distribution rights for both series, and launched their global sales and marketing campaigns at MIPCOM last month. I'm pleased to say that we're already fielding tremendous inbound interest from buyers all over the world, well-in-advance of the shows' network premiers. The rollout of two network brands combined with last year's majority investment in Pilgrim Media Group demonstrates our commitment to building a significant reality business in a very short period of time with a modest capital investment.

Our scripted business is also firing on all cylinders. This quarter, four of our current series, Orange Is the New Black, Nashville, The Golden Globe nominated Casual and The Royals were all renewed for additional seasons.

In addition, two new series Greenleaf and Nightcap have already been picked up for a second season, reflecting our ability to keep key series on the air. Greenleaf was a breakout success in its first season on OWN, achieving record ratings and a second season renewal as a supersized 16 episode order.

During the quarter, we added a new high end series to our slate with Dear White People currently shooting for Netflix. We also delivered the pilot, White Famous, executive produced by Jamie Foxx to Showtime. We believe that it has all the ingredients to become another premium series for us and our network partner.

In addition, we continue to ramp up our supply of premium content to our own platforms, and those of our partners, reflecting the level of vertical integration that we've already achieved. These include Teresa, a fast-track development series for Starz with our partner, Televisa; Manifesto, the Unabomber series for Discovery; and Kevin Hart's Lyft Legends, his first original series for our own [ph] LOL platform (11:50).

Finally, we're continuing to build our television business in the UK, to stand alongside the premier film brand the Lionsgate UK CEO, Zygi Kamasa, and his team have built. Our first steps have included investment in the production companies Primal Media and Kindle Entertainment, which are already beginning to show real growth. And one of the first television series with which we become involved, Channel 4's comedy Damned, is a rating success poised for renewal.

As part of our vision, I'm pleased to announce today that respected ITV Senior Executive Steve November is being brought aboard to manage our production relationships in the UK and develop original programming for Zygi, Kevin, and their respective teams. We believe that our UK television business is at the beginning of a major long-term build, and that initiative is getting a big shot in the arm with Steve's addition to the team.

In closing, despite the velocity of change in the film and television landscape, we remain excited about what we continue to build, a vertically integrated diversified platform that encompasses a non-replicable portfolio of assets.

We believe that the combination of Lionsgate and Starz has the potential to supercharge our respective businesses, amplifying existing strengths, opening the door to a broad array of new ones, and ultimately creating a massive global content engine.

And now, I'd like to turn things over to Jimmy.

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.

Thanks, Jon and good afternoon, everyone. I'll briefly discuss our quarterly results, give you an update on our previous fiscal year 2017 guidance, as well as discuss some of the elements of the Starz deal.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

For the second quarter, we reported fiscal net revenues of $640 million, which were up 34% from the prior year, as both Motion Picture and TV posted year-over-year growth. Gross contribution was also up at both Motion Picture and TV, despite Motion Picture being negatively impacted by higher marketing cost associated with seven wide releases in the current quarter, compared to only three last year.

Reported earnings per share came in at a loss of $0.12 per share, which was an improvement over the last year's loss of $0.28 a share. Adjusted EBITDA for the quarter was $2.6 million, up from a loss of $8 million last year.

For fiscal year 2017, we continue to estimate adjusted EBITDA in the range of $200 million to $300 million; while we are currently below the midpoint of our guidance, as you might expect from the under-performance of a few film releases, we like our second half lineup.

We have six wide releases remaining, including Hacksaw Ridge, La La Land, Patriots Day, and John Wick 2; and Tyler Perry's Boo, A Madea Halloween, is continuing to play strong, capturing the number one box office position two weeks in a row.

As we have stated earlier, the fiscal year is back-end loaded, with preponderance of adjusted EBITDA occurring over Q3 and Q4. Accordingly, we think it's premature to revise our guidance at this time.

I also want to update you on the Starz acquisition. As you know, we recently announced a conclusion and pricing of our merger-related financing. We are very pleased with the lender community reception. Overall, the weighted average pricing was approximately 70 basis points better than the projections included in the S-4, representing over $20 million a year in annual savings.

I would also add that we continue to project our going in leverage to be 5 times to 5.5 times, assuming year-end close, and we expect to de-lever roughly 1.5 turns in the first 12 months to 18 months.

With regards to integration, as Jon mentioned, we're very pleased with our progress towards delivering the $50 million plus in operating cost synergies. We are equally excited about the annual cash tax savings of $150 million, which will start immediately upon close.

On that note, we expect to close the Starz acquisition in the calendar fourth quarter. We have received all the required regulatory clearances and will schedule our shareholder vote as soon as our proxy statement's declared effective by the SEC.

Now, I'd like to turn the call over to James for Q&A.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.

Great. Thanks. Tony, we'll open it up now for questions, please.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

QUESTION AND ANSWER SECTION

Operator: Thank you very much. [Operator Instructions] Our first question will come from Ryan Fiftal with Morgan Stanley. Please go ahead.

Ryan Fiftal Analyst, Morgan Stanley & Co. LLC	Q

Great. Thank you very much. Two questions if I may, so first on the TV studio side, I think it was maybe a couple of quarters ago, you talked about 15 new scripted series this year. That's a pretty big number, but I'd imagine the networks and platforms have quite a bit of discretion on when they launch those shows. So, I don't know, at this point in the year, do you have a sense for how many of those you expect to actually hit or deliver in this year, versus how many could slip into next year?

Kevin Beggs Chairman, Television Group, Lions Gate Entertainment Corp.	A

Thank you. Good question. So from the 15 we talked about, since then two have aired and aren't returning. So, we're kind of at a steady state of about 13 in the new category, which are spread across multiple months and over the next year or so because, just based on network schedules and when they want them.

So a number of shows are in production. Some are in the writing phase, some are in post, which is why we focus ultimately on the aggregate revenue and EBITDA of a fiscal year, which continues year-on-year to keep growing. So, it's all pointing in the right direction, but too hard to break out each one and where it hits for a call like this. But obviously, we can talk in more detail at another time.

Ryan Fiftal Analyst, Morgan Stanley & Co. LLC	Q

Okay. Sure. And then my second one was on new business initiatives that you had. It looks like in the quarter, there was another about $10 million in start-up losses on those. And the proxy that you guys had filed or the management forecasts implied that those losses were going to accelerate in the back half. And I don't know if that's still your expectation or not, but can you maybe give us an update or some color on how you expect those to trend, what initiatives really are even driving those and your confidence in moving those toward profitability? Thanks.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Sure. Jimmy will handle that one.

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

Thanks Ryan. I appreciate it. Look, yeah, our new business initiatives include primarily our SVOD services, but also, Atom, our dynamic ticket pricing services as well that we have an interest in.

Look, we're very excited about the investments here and the value being created. I would say that to your point, we have two services, SVOD services that have already launched, Tribeca Shortlist and Comic-Con. We've

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

announced two others that we'll be moving forward with, including Laugh Out Loud with Kevin Hart, as well as the Spanish language service.

So I would expect us to see some modest increase in the second half in the context of run rates spend there. I would just also note though, in particular, that as Jon noted in his remarks and as we press released, we have just announced a new strategic partner with a minority stake in our Spanish language service. And I think you could see more of this in the future, particularly as the value of these services increase, we could go in that direction with strategic partners to mitigate some of our cash investment.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Great. Thanks, Ryan. Operator, next question please?

Operator: Thank you. Then next question that will come from Stan Meyers with Piper Jaffray. Please go ahead.

Stan X. Meyers Analyst, Piper Jaffray & Co.	Q

Thank you. I have one for Jon and one for Jimmy, if I may. Jon, you mentioned earlier the recently announced AT&T-Time Warner deal. I just wanted to hear your perspective, I want to deal both as a content studio and also as a future competitor with HBO.

And then one for Jimmy, wanted to briefly discuss the debt raise. Clearly, you guys got a much better than expected rate, and I believe it was over-subscribed. But it feels there's a bit of a disconnect between the equity investors that's seen a number of uncertainties in your business and the debt investors. Any color there on the debt raise and demand would be helpful. Thank you.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Well, as I noted, I think this is a great potential transaction for AT&T; because at the end of the day, global demand for content just keeps growing. There are more users, there are more buyers. As a supplier, obviously, that's great. There's a better ability to get it to the home, to the consumer and to do it in a customized way. And I think for a company like ours that's entrepreneurial and moves quickly to take advantage of new technology and new business concepts, I think that's really good.

I think we've spent 16 years now building an incredible library. We have a deep, deep pipeline of film and television. So again, I think the validation of content and the vertical integration of that content is I think exactly the right message. I would say, I'd also note since you bring up HBO, I think the valuation, if you will, for HBO and that deal is about 14 times forward EBITDA.

I think if you look at our Starz transaction, it's closer to 8 times. And clearly, HBO is a fantastic brand, but I think that there's no question that the thesis around this is that if we put our content creation machine together with Starz and with really talented executives over there, Chris Albrecht and Carmi and their team, we can put together a couple of premium hit series again that we own retention of rights, really important for us in this global environment. And we can get that value a lot closer to sort of how HBO is valued there.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

And again, if you just sort of look at the math, just a couple of multiple points if you get it from 8 times to 10 times, let's just say, you're talking about probably about $1 billion alone in incremental market value for Lionsgate. So again, we like that transaction. We like it for them and like what it says for our business.

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

And Stan, to your second question. Look, we continue to be very excited about the combination of these two companies. I was on the roadshow with Michael and Jeff Hirsch from Starz, and we thought it went very well. We met with all of our key investors there on the debt-side. Reception was very positive.

As you surmised, the deal was significantly oversubscribed and, of course, as we announced, the rates were much better than we had initially forecast. So, we couldn't be happier. What seemed to resonate most with fixed income investors was not just a strategic logic of the deal, but also the financial elements of the combination.

In particular, I'd say the amount and growth of free cash flow, the predictability of that cash flow, and the ability to quickly de-lever. So, I think that that helps explain the bondholder enthusiasm, and, of course, we're excited that these same metrics are going to help drive shareholder value as well.

Stan X. Meyers Analyst, Piper Jaffray & Co.	Q

All right. Thank you, guys.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Tony, could we get the next question please?

Operator: Thank you. That will come from John Janedis with Jefferies. Please go ahead.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Hey, John.

John Janedis Analyst, Jefferies LLC	Q

Thank you. Hey, as you guys know, ratings weakness has been a topic for the networks and I don't view the expectation is that it changes, so as you expand your TV production and it seems like per hour costs are rising above reality and scripted, do you think production process or demand changes, does the industry have to accept lower margins, since I assume the suppliers are all going to have a similar strategy of trying to align themselves with the perceived long-term winners? Thanks.

Kevin Beggs Chairman, Television Group, Lions Gate Entertainment Corp.	A

It's Kevin. Really good question. We feel that we're in a great position to take advantage of the content needs as Jon alluded to globally. So, when networks are under pressure rating-wise, they're looking for hits and they distinguish themselves from their competitors.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

And we really try to have the entire life cycle of TV available to them, from Primetime to daytime, scripted, non-scripted. The sticky high budget premium critically acclaimed scripted programs that we're known for, we continue to generate and find as programming solutions for our partners.

Moving aggressively into unscripted, which Jon alluded to as well, with Kicking & Screaming and Candy Crush, Debmar-Mercury with the daytime lineup and successes with Celebrity Name Game and Wendy Williams, Pilgrim Media, [and] in the UK as well.

All of those are aimed at one thing, having the answers for the questions and the ratings pressure that you're talking about. The scripted fares, the budgets continue to go up. The unscripted is a solution to offset the increases in scripted. So, we kind of get them coming and going, which is good for us. So, we like to say internally network needs are studio assets and we feel we're in good position.

John Janedis Analyst, Jefferies LLC	Q

Thanks. That's helpful, Kevin. And maybe switching to film. Look, I think as you guys know there's been some challenges over the past few quarters on the box office front. And there's that perception in the market that the industry has gone from an oligopoly of studios to and oligopoly of franchises as the audience describe them.

So Michael, you talked about, steady-state strong cash flow, and with Madea performing well and a few others in the pipeline with good early reviews, do you think you're nearing the point where the narrative on the industry or yourselves changes?

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

Yeah. Hi, it's Michael, Erik, why don't you kick that off?

Erik Feig Co-President, Motion Picture Group, Lions Gate Entertainment Corp.	A

Hi, this is Erik. So original movies are still breaking out all the time. And audiences are going to movies that they know and movies that they don't know. In the past year alone, there were three original moderately budgeted movies that made over $100 million, near a half dozen horror movies that made between $50 million and $100 million. And all of those are exactly the kinds of movies that we have made before and will continue to make.

Also, I'd like to say franchises, they really come in all shapes and sizes. I think when you see the success of Madea, it's number 1 at the box office for two weekends in a row, it proves you don't need a big budget to make a big presence. And those are exactly the kinds of franchises that made the big difference for us as well.

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

The only thing I'll add is that even if you look at the wake of a little movie, the second weekend of a movie like Madea. I think that, again, the Greek term, you suffer your way to wisdom, we're paying very close attention as is the industry. And when you have these mega movies that open at crazy numbers, you want to pay attention to what it's going to do the second weekend as well.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

So we've done – we're really planning that with the theatrical distribution team or marketing team trying to figure out the right dates. I think we're, as evidenced as we talked about last weekend, that we did well there, and we're paying very close attention to that.

John Janedis Analyst, Jefferies LLC	Q

Great. Thanks, guys.

Operator: Thank you.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Next question please, Tony?

Operator: That will come from David Joyce with Evercore ISI. Please go ahead.

David Joyce Analyst, Evercore Group LLC	Q

Thank you. We've been talking about the international theatrical side of the business. Obviously one of your films Now You See Me franchise over-index was internationally. If we can understand the economics that are evolving, do you get any better overages for franchises or for films that typically do better overseas? Or can you help us understand how we should think about the second half of this fiscal year with the upcoming releases in terms of how you think they'll do internationally?

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

So, this is Jon. We have the potential for overages on any movie that's released with any of our partners. Obviously, we've released ourselves, our movies in the UK, with a terrific distribution, a group led by Zygi Kamasa. We have a hybrid organization in LatAm. We can totally benefit from the upside, and even in a number of the large Western European countries where we have strong third-party all rights deals, which – again, typically the best distributor in that territory, there's an opportunity for overages.

Our structure is definitely oriented towards reducing some of the risk and one might say at a certain point in time, it does reduce some of the upside, as well. But I believe we have a potential on every one of our movies, and obviously the bigger movies typically have more potential; but as Erik said, you never know where your next hit is going to come from. I mean, we're certainly looking at a movie like Power Rangers. I think we've got a reasonably modest expectation for that.

But certainly, we believe that's a potential franchise as I've said before. And, again, we would see hopefully the possibility of significant overages if the movie does what we hope or obviously does even better.

I'd make another point to sort of that last question that Erik talked about, which is again, franchises do come in different sizes. And for a company as ours with overhead of probably a third of what the other major studios have in the films entertainment side, obviously a franchise for us doesn't have to be a huge monster Marvel property. It is the beta for us.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

It does not need to be Hunger Games and it doesn't need to be, obviously as I say, a Marvel property. We can move the needle a lot with a modest franchise hit. And, again, we do tend to look to reduce some of our risk in the international market; but, to get back to your question, we definitely have the possibility of overages and actually spent a lot of our time making sure we get overages on our movies.

David Joyce Analyst, Evercore Group LLC	Q

Thank you.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Thanks, David.

Operator: Thank you. Next question will come from Amy Yong with Macquarie Securities. Please go ahead.

Amy Yong Analyst, Macquarie Capital (USA), Inc.	Q

Thanks. I have two questions. One for Jon and one for Jimmy. Jon, you mentioned some revenue enhancing opportunities that are not contemplated in the proxy, and I was wondering if you could actually talk about what these could be and how big they can be? And then just following up on the international opportunity, just overall thoughts on your relationship with Televisa, Discovery and Liberty Global, how might those relationships evolve over time.

And then my question for Jimmy is, your deleveraging target, you've identified a basket of assets that you'd like to divest. Any progress on those? And just thoughts around deleveraging and those specific assets? Thank you.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Yeah. I think, certainly, the revenue enhancements encompass a whole lot of different pieces of the business. It comes from scale, it comes from leverage risk and vendors. It comes from perhaps more efficient distribution, putting the best and the brightest together in our worldwide distribution business.

Again, there's a tremendous – when you look at the amount of content in terms of both library and pipeline that sits there between our two companies, we've mentioned before, $1.8 billion a year of investment in original programming, and I think that as we do that, you're going to talk about definitely some margin improvement across the board. We'll perhaps be able to give you a better sense of that as we go down the road.

In terms of Liberty Global and Discovery and Liberty Interactive, with John Malone, I can tell you bringing those entities and those three new board members into our company has been a huge incremental benefit to the company.

Funny enough, we just spent a lot of time at our board meeting yesterday, and I spent a lot of time with Mike Fries. These guys are just tremendous executives. We are talking about all kinds of business ventures together. We are already doing – with Discovery, for example, we are producing a big show for them right now. We are doing their home entertainment. We are supplying a number of reality shows.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

So, we speak, not quite daily, but almost. Somebody at our company is talking to each of those companies virtually every single day. Liberty Global with their international reach, we are talking about some very, very exciting possibilities, doing things with them both in over-the-top space and just premium content programming for their platform. So, I'm virtually certain you'll continue to see a lot more of those collaborations as we go down the road.

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

And, Amy, to the investments we have. As you know, we've got a lot of value that we created there. We like these investments, we continue to drive value there. And we will move towards the monetization or otherwise improving contributions to adjusted EBITDA. I think you could see some of that towards the end of this year on select assets, so we continue to make good progress on that.

Amy Yong Analyst, Macquarie Capital (USA), Inc.	Q

Thank you.

Operator: Thank you. Our next question that will come from Ben Mogil with Stifel. Please go ahead.

Benjamin Mogil Analyst, Stifel, Nicolaus & Co., Inc.	Q

Hi, good afternoon. Thanks for taking my question. So, I've got a couple. First of all, sort of following up on John Janedis' question about sort of the ratings erosion in TV and how some of networks are sort of looking at programming differently and spending differently.

When you look at AMC, which you did Feed the Beast with, they took a big write off today as part of that. So, it's really a two-part question. Do you have any more exposure on that show, and then, they were obviously one of the ones you were talking a lot about that went straight to full season or full season order. Given some of ratings issues that a lot of networks have had, are you seeing any networks pull back on big 13 episode or 10 episode full season orders and instead do more limited series and seeing if that works to extend beyond that?

Kevin Beggs Chairman, Television Group, Lions Gate Entertainment Corp.	A

We are just starting on this on the overall environment. The basic cable players are a little more impacted. As you know, we diversify our business, including cable and broadcast and streaming. AMC is a fantastic network partner. Obviously, they have a whole slew of hits. They've struggled on Tuesday night launching things apart from their Walking Dead franchise, not just this, but other things. So, we were all disappointed that it didn't do better.

But in general, our hit rate of shows that get on and stay on is pretty impressive. But no, our downside is limited. It was a co-production. That works both ways. And that's a bit of a blip, but most of our other new shows are proceeding and moving on to successful first season and second season.

Benjamin Mogil Analyst, Stifel, Nicolaus & Co., Inc.	Q

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

Okay. Thanks, Kevin. I appreciate that. And then sort of on the film side, and I mean I get that there's a lot of inherent fixed costs in film and you can't sort of be a distributor and do three films a year. But given sort of the crowding out we've seen in the box office and the concentration, you know, any thoughts to maybe 12 movies or 15 movies is too many and that, if you can shrink the size of the slate, you don't have to chase three fillers or four fillers, if you will?

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Yeah, that's not the way we're going because, again, we don't want to be in that huge, big swing business. We'd rather hit singles and doubles, and we think 15 to 20, actually, we are fully capable of doing, particularly because we have got great partners supplying content, as I mentioned.

We've got CBS delivering us two or three films a year, either as co-productions with us or as distribution deals. We've got StudioCanal, we've got Black Label. We've got a bunch of suppliers that are coming to us. Hasbro, I mentioned on the call as well, Millennium.

And so we are built to do that many, and I think that, again, because we limit our downside, I think that's actually the right number; and by the way, don't forget we actually do another 20 or 25 through our segment two.

I think right now, 90% of those this year were profitable. They are not huge profits, you know, $1 million to $3 million a picture typically; but, again, those are day and date releases, things that we are built for. We like the diversification. We like the singles and doubles approach.

And as I said earlier, the good news is, when you've got a Power Rangers or when you've got a Chaos Walking or you've got Kingkiller Chronicles, which I think you'll all be very excited to hear about the developments of it next week with some announcements we're going to make. When we develop a franchise property, we can really move the needle. So, we think that's the right approach for Lionsgate.

Benjamin Mogil Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. That's great, Jon. Thanks for that.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Thanks, Ben. Tony, next please?

Operator: Thank you. That will come from Alexia Quadrani with JPMorgan. Please go ahead.

Alexia S. Quadrani Analyst, JPMorgan Securities LLC	Q

Thank you. Just two quick questions. First, I guess for Kevin just following up on your earlier comments on the number of TV series out there and sort of the give and take and trying to figure out the right amount. I mean, there seems to be definitely a huge supply of content out there; but at the same time, there is definitely a huge increase in the amount of the demand in terms of number of distributors that are looking for this content, I guess, how do you balance that? Do you think net-net you're sort of seeing more demand, less demand, kind of the same, given the production we are seeing?

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

And then a second question, maybe just sort of a general question for whoever is that, just on the film side we've gotten a lot of positive buzz and good reviews on a few of your upcoming films, Hacksaw Ridge and La La Land, I guess any more color you can provide in terms of expectations for the film slate in this coming quarter?

Kevin Beggs Chairman, Television Group, Lions Gate Entertainment Corp.	A

Thanks, Alexia. It's Kevin. On the TV side, there are a lot of shows. There are not a lot of amazing shows and great shows, and we really aspire to create those, and those are the ones that break out, which is why it's still a very hit-driven business in an environment in which there's just dozens and dozens, if not hundreds, of more scripted shows than there were before.

People are looking for new voices, big ideas, auspices that are interesting, stories that you haven't heard before. And we are kind of positioned perfectly to be the studio that delivers them, both to our owned and operated or partially owned networks, Starz in the future, and all of our 40 clients or 50 clients that are out there that are in this game, increasingly, in scripted and non-scripted.

Film slate?

Erik Feig Co-President, Motion Picture Group, Lions Gate Entertainment Corp.	A

And on film slate, this is Erik. I'm really excited again about the sticking to the diversity of product and all the different movies that are in all different kind of shapes and sizes that Jon mentioned.

We have six movies left for release in our fiscal year starting with Hacksaw Ridge, which is opening this weekend. We couldn't be prouder of that movie. It's been critically well received. It's been loved by audiences as well as 90% fresh on Rotten Tomatoes so far, the critic aggregator. We have Patriots Day, we have La La Land both opening platform release at the end of this year and then expanding in January.

Both really different movies but also united by one thing, excellent quality. Patriots Day again from Pete Berg starring Mark Wahlberg and a great cast of fantastic actors and telling a story which is a heart racing thriller; but also at the same time an inspiring story for our times. La La Land from visionary filmmaker Damien Chazelle, really, it's an audience, a fan favorite, critical fan favorite, a movie that I think is going to get a lot of special attention and break out.

The Shack, John Wick, Power Rangers, each one of these movies really speaks to the diversity and breadth of product that we're offering audiences and also our international distributors. So, very excited about all of those movies lined up. I think each one of them has a shot at breaking out and into the audience.

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

I'm just going to add one thing, Alexia, which is, we don't – to Jon's point earlier about Power Rangers, we don't put Marvel type numbers in when we were doing our budgeting and our forecasting, okay? So we don't do that. We put in what we think is a reasonable number. But we think we have a tremendous amount of potential breakout movies lined up going forward. And yes, obviously, we're thrilled with the idea that some of the movies that are coming out relatively soon have terrific reviews.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Jimmy, maybe you could speak to the financial impact.

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

Yeah, and Alexia, look, as we've noted, the fiscal year is back end loaded. So, I'll just say obviously second half performance ultimately will be determined by a number of things including episodic deliveries and obviously the film performance. And while we're excited, very excited about the second half of our film slate, I can just give you a little bit of color on the cadence of adjusted EBITDA. You should expect sequential growth throughout the remainder of the year or so, by far the fourth quarter would be the largest contributor for the full-year.

Alexia S. Quadrani Analyst, JPMorgan Securities LLC	Q

Thank you.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Thanks Alexia. Tony?

Operator: Thank you. That will come from David Miller with Loop Capital. Please go ahead.

David W. Miller Analyst, Loop Capital	Q

Yeah, hey guys. Jon, a question for you. I think it was two quarters ago on this call that I asked you about once the Starz deal closes, you had to look out a year, how would you kind of gauge the difference in branding and the difference in programming between Starz and EPIX. I think your answer was that Starz would definitely be branded around original programming, original episodic television programming, obviously. And then EPIX would sort of retain this kind of rebellious tone around concerts and movies and edgier stuff. Do you still feel that way now that things are a little bit more integrated, now that the deal is close to closing? Any difference in answering that question versus six months ago? Thanks a lot.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

I don't remember characterizing it quite like that, David, although your memory is probably better than mine. I think that what you have to say is, of course, that having been around a lot longer, having built up 24 million subscribers plus and growing and now a robust over-the-top presence, which is very exciting, I mean, I think this app surprised a lot of people and being close to 1 million or plus 1 million subscribers. So obviously with that level of subscription ongoing revenue, I think there's an ability to have a larger budget for original programming.

As you can see though, in our development of EPIX, which is having a fantastic year, by the way, and continuing to be a great asset, returning cash to all of the partners, strong EBITDA. As you noticed, we have moved from doing mostly nonfiction programming in addition to the movies. And towards scripted, which is each of the studios now has a scripted series, I believe all of them will be renewed. I think all of them are going to be successful.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

And I think that it'll continue that way. But I would say the biggest difference is certainly that Starz has a much bigger budget so far for original premium programming. I think we're very focused on developing, as I said in my remarks, a premium, fully owned or more than one series that we can exploit around the world or we can put on in Starz Play Arabia, that we can maximize the distribution benefits globally, but also that will build premium, real premium value for the Starz platform.

David W. Miller Analyst, Loop Capital	Q

Just as a follow-up for that, would you ever consider selling your stake in EPIX if there were a buyer out there to give you the terminal value that you think you deserve, just to defray the cost of the Starz transaction? And, Michael, I'd be interested in hearing your thoughts on that as well. Thanks.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Yeah, I think as we said before, I think we have tremendous optionality with EPIX. It is positioned a little differently, including in distribution, than Starz. So I think there's a lot of options for it, but I do believe it's a very valuable platform. And I think as I said, previously, we'll be having those conversations with Viacom. Obviously things are going on over there. We'll have to see how that works out and with our partner in MGM. We have a great partnership. We're certainly going to maximize the value of EPIX, and we'll have to see how that goes.

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

Yeah. I think that, look, we own 100% of Starz. We have a shade under 32% of EPIX. That's all I'll say about that. Okay. Great. Thanks, David.

David W. Miller Analyst, Loop Capital	Q

Hey, thank you.

Operator: Thank you. Next in queue is Alan Gould with Brean Capital. Please go ahead.

Alan Gould Analyst, Brean Capital LLC	Q

Thank you. I've got two questions. First for either Jon or Kevin. At the recent Wall Street Journal conference, Reed Hastings was talking about the cost of top TV shows, like The Crown costing $10 million an hour and comparing it to the cost of top movies, which are produced for $100 million an hour, and started speculating what if a TV show cost $20 million an hour?

My question for you is, with Netflix and Amazon producing more and more of their own content, are they still as aggressive buying your content and how does that impact – how do they impact the costs? Obviously, Lionsgate's always been a pretty efficient producer of content.

And then the second question is for Jimmy. In the S4, you showed very big increase in the fiscal 2019 revenue and EBITDA for Lionsgate. Is that due to a major film opening either in late 2018 or early 2019?

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

So Kevin will handle the first one.

Kevin Beggs Chairman, Television Group, Lions Gate Entertainment Corp.	A

So just to the first one about Netflix and Amazon and streaming partners, I mean, they're buying a lot of programming at various budget levels. We're thrilled to have Orange is the New Black – a perennial hit, one of their most successful shows on Netflix. And we're in the middle of shooting, actually, winding up the first season of filming on, Dear White People, which is at a different budget level. And we're sitting on a couple of offers right now on other projects from them.

So, it feels to us there's no signs of slowing for demand from third parties. This is nothing new. We've seen with all networks, broadcast, cable, and streaming services, a desire to produce for themselves, and control a little more of the economics, but that cuts both ways as we were referencing a little before. When things don't work out, you're taking 100% of the losses. So the studio who comes in as a vested partner, a creative curator, talent engine and distribution machine is always going to be a valuable part of the TV life cycle.

Alan Gould Analyst, Brean Capital LLC	Q

Okay.

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

And Alan, look, I can appreciate your interest in your question. I really do. But as you know, the S4 was really representative snapshot in time that we provided to our board in support of the merger. They're not internal projections that were meant to be guidance. So there's really no plans to update those. I don't want to really comment further on the out years. Only I would say, there's no updates other than what we've – the comments we've reiterated today regarding our fiscal 2017 guidance.

Alan Gould Analyst, Brean Capital LLC	Q

Okay. Thank you, Jimmy.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Okay. Next question please, Tony?

Operator: Thank you. That will come from Barton Crockett with FBR Capital Markets. Please go ahead.

Barton Crockett Analyst, FBR Capital Markets & Co.	Q

Okay. Great. Thanks for taking the question. I wanted to ask about the contract that came out of Starz and AT&T and DirecTV. Really two things about that. One is Starz was talking about $40 million less in revenue, if that contract had been in place last year. You guys had spoken to kind of a range of outcomes within the Starz-AT&T-

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

DirecTV negotiation. Was this outcome within the range or was it at the lower end of the range. Could you give us some color on that?

James W. Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

Yes. Look, we're not going to get specifically into those details. What I would say is, look, when we were doing our due diligence, we had stressed things at all levels, so this is not a surprise. And certainly not something that wasn't contemplated to various aspects during our due diligence.

I would just add that we did file the 8-K, so that gives you all the information, really that we would put out there. I would note as noted in the 8-K, that we thought that part of that would be mitigated particularly over time with regards to the improving assumptions and experiences around over-the-top. And I think what Starz released just this last quarter will just reiterate that. So, I'll just leave it at that.

Barton Crockett Analyst, FBR Capital Markets & Co.	Q

Okay. That's helpful. And part of that deal, you guys are also issuing a little bit of stock and/or cash at your option to them, in return I think for some content you guys will produce. I was wondering if you could talk a little bit about what it is that you're doing for them and strategically how interesting it is.

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

Well, hi, it's Michael, Bart. We get there, you can see from the disclosures. It's a cash or stock or option at the end of every year for three years. And obviously in that announcement, we announced that we did an electronic sell-through deal with them, we re-upped our VOD deal, there were some library sales as well. There's some programming that you'll see on their specific channel. So it was really a wide ranging deal, and we love the idea of enhancing the partnership with AT&T to watch Direct.

Barton Crockett Analyst, FBR Capital Markets & Co.	Q

Okay, but that is going to be more money coming to you from them than you were getting before. That's a step up in revenues, is that correct?

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

Oh, we certainly hope that, while obviously the step up, they're not in the electronic sell through business, and now they are, so that can only be an uptick.

Barton Crockett Analyst, FBR Capital Markets & Co.	Q

Okay. All right. Great. Thank you.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Thanks, Barton.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

Operator: Thank you very much. Our next question that will come from Steven Cahall with Royal Bank of Canada. Please go ahead.

Steven Cahall Analyst, RBC Capital Markets LLC	Q

Yeah. Thank you. Just a quick question about cash. I think after the debt deal, your cost to capital as I calculated is now below 7%. So I was wondering if you could just remind us the value of the cash tax assets and if we put this all together, it sure seems like after Starz, you're going to have a heck of a lot of free cash flow. So could you quantify maybe what you expect per share and over the long-term, once you've de-levered a little bit like you've talked about, what are the plans of what you're going to do with all this cash that this entity's going to generate?

Jimmy Barge Chief Financial Officer, Lions Gate Entertainment Corp.	A

Thanks, Steven, appreciate that question, and glad you've noticed. So absolutely, our cost to capital is pretty low. We're very happy with how we executed on the debt side of things. And our focus at the moment, in the near-term, after this acquisition, is going to be on de-levering, de-levering, and de-levering.

So, we stated we're going in with leverage somewhere between 5 times to 5.5 times, and we expect to de-lever over, say, 12 months to 18 months, at least a turn and a half. That would get you to a range of, call it, 3.5 times to 4 times. I expect that we will de-lever down towards the bottom end of that range, for sure.

We're always going to be opportunistic in terms of how we invest capital and deploy capital for the growth of our business. But I would just add that this deleveraging, and the significant free cash flow generation, is after we fully invested in our core business. So our core businesses are going to get the cash they need to grow the way we would, so it will be business as usual, but you are absolutely right, there's still significant free cash flow left over, significant tax synergies that will start day one. And we are looking forward to that day.

Steven Cahall Analyst, RBC Capital Markets LLC	Q

And just a quick follow-up, could you mention how much Madea has maybe outperformed your expectations, if in fact it has? Just like it's been a very strong movie. So we get a sense of maybe how far ahead it is. Thanks.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Yeah, we don't give specifics on absolutely how it outperformed; but yes, it was a nice performance for us, and we are very happy with that. And again, our film business is a portfolio. So we have some that underperform, and we have some that overperform. I certainly characterize Boo! Madea's Halloween (sic) [Boo! A Madea Halloween], as an overperformer.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Thanks, Steven. Next question, please?

Operator: Thank you. That will come from Matthew Harrigan with Wunderlich. Please go ahead.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

Matthew J. Harrigan Analyst, Wunderlich Securities, Inc.	Q

Thank you. I was curious, it's easy to lapse into levity on brony comment, but do you have any sense for what sort of fan base there is for My Little Pony? That's clearly repeatable, and you've got some pretty ardent supporters there. I know it's not as easy a metric as the book sales for Hunger Games or something like that.

And then secondly, you've done a lot of things with VR and AR, particularly gaming. There's lots of equipment coming to market now, with the Nokia camera with the eight lenses and eight microphones, it's even pretty affordable. It feels like there's a bit of an inflection point in the consumer technology, and then the production technology there. And you've always been a bit of a technofile. So I guess, addressing Jon, I'd love to get your thoughts on that as well, if you could. Thank you.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Michael is on the board of Hasbro, so I'll let him be conflicted and answer that first.

Michael Burns Vice Chairman, Lions Gate Entertainment Corp.	A

Hey, Matthew. I would say it's a very loyal fan base. The show does extremely well on Discovery Kids, it does very, very well on Netflix. We think this is a fantastic brand. I can tell you that Hasbro is going all-in as far as the promotion, tied in with our marketing campaign. Do I think it's a four-quadrant movie? Hasbro would get mad at me if I said, probably not. But we think it could branch out beyond the core young girl demo.

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

In terms of our game business, and I'll segue into VR, I think at this point in time, we are working with some really great AAA developers and publishers, Starbreeze, nWay, TinyCo, Zynga, IGT. I think we have announced, released, or are releasing about 15 games right now, and they run the gamut from first player shooters, to, you know, social slots. Really every kind of game, but we are really spending a lot of time on VR. And I, of course, mentioned the John Wick VR game. I played it, I can tell you it's amazing. It, for me, shows the future for these gamers, what can be amazing production value VR game.

As you noted, the equipment (sic) [equipment cost] is coming down very substantially. So I think, really, the upside for this, and again, we are doing games – Orange Is the New Black, Power Rangers, Reservoir Dogs, you know, just across a lot of our IP. And so, I think there's a lot of upside there, and again, particularly excited about VR.

Matthew J. Harrigan Analyst, Wunderlich Securities, Inc.	Q

We may have a worse problem than the election if My Little Pony is a four-quadrant movie. But thanks for your answers.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Not a problem for us.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Next question, please Tony?

Operator: Thank you. That will come from Jim Goss, with Barrington Research. Please go ahead.

James Charles Goss Analyst, Barrington Research Associates, Inc.	Q

Thanks. You know, I was wondering, as you move to a 15 to 20 film slate per year, and you have that with some consistency, I'm wondering a couple of things. First, if you think you'll have more at-bats, you have a greater ability to have – appeal to international markets. And in that context, to the extent that Great Britain, I think, has been your only direct international distribution vehicle, might it become more important to you to consider distribution outside the U.S. and Great Britain on your own, and how would Hemisphere relationship possibly tie into that?

Jon Feltheimer Chief Executive Officer, Lions Gate Entertainment Corp.	A

Well, there's a lot of questions in that question. I would say again, I noted earlier LatAm, we really have a hybrid model, we retain all of our digital and television distribution rights there, putting out the theatrical with typically best-in-class third party film distributors, but retaining all the rest of the rights. And so, we think that works really well for us. And we think we get equal upside, frankly, from what any of the studios do there.

And as you noted in the UK, we've looked at some other markets. We've been in Canada, as you know, before. It's something we certainly keep an eye on, given its proximity to us, and English language. We do China exactly the same way everybody else and frankly, we're incredibly active in China in terms of co-producing now movies, as well as on the distribution side.

So I would say we remain – we keep our eye on what those businesses could be, but I think it would be tied into – and you make an interesting point. I think to expand into another territory in a major way, it would probably involve having other businesses there that we would need to feed.

As I have mentioned before, I believe, the first run pay channel for all of our Pantelion movies, of which we are doing around 20 a year is going to be our new Spanish language movie service. So, again, vertically integrating in a territory, I think would be key to us taking the additional investment in terms of distribution.

James Charles Goss Analyst, Barrington Research Associates, Inc.	Q

Thanks, Jon.

James M. Marsh Senior Vice President-Investor Relations, Lions Gate Entertainment Corp.	A

Okay. Thank you.

Operator: Thank you. That does conclude the Q&A portion of our conference. And ladies and gentlemen, this call will be available for replay after 4 p.m. Pacific Time tomorrow, November 4th through November 11th at midnight.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

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Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the financing of the proposed transaction, the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.

 While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lions Gate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lions Gate’s or Starz’s motion pictures and television programming; risks related to Lions Gate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lions Gate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lions Gate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lions Gate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lions Gate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lions Gate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lions Gate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016 and June 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lions Gate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lions Gate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lions Gate and Starz and a Prospectus of Lions Gate, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Lions Gate and Starz will be submitted to Starz’s stockholders and Lions Gate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONS GATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lions Gate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lions Gate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

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Lions Gate Entertainment Corp. (LGF) Q2 2017 Earnings Call	Corrected Transcript 03-Nov-2016

Participants in the Solicitation

Lions Gate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lions Gate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K. Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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